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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person

TRONSURE, III         GEORGE                           M.
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   (Last)               (First)                 (Middle)

C/O  AMERICAN COMMUNICATIONS SERVICES, INC., 131 NATIONAL BUSINESS PARKWAY
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                                    (Street)

ANNAPOLIS JUNCTION,       MD                         20701
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


ACNS
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

JUNE 30, 1996
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5. If Amendment, Date of Original (Month/Year)

8/15/1996
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)



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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Security Acquired (A) or        Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Option (right                                                                  Common
buy)                $3.40    7/6/95    T      50,000         +         +       Stock     50,000  $3.40   50,000      D        --
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Option (right                                                                  Common
to buy)             $2.25    12/27/95  J4*    40,000      12/27/95    12/27/00 Stock     40,000  $2.25   40,000      D        --
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Option (right                                                                  Common
to buy)             $2.25    1/1/96    J4**   20,000       1/1/96      1/1/01  Stock     20,000  $2.25   20,000      D        --
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Option (right                                                                  Common
to buy)             $2.25    6/30/96   J4***  20,000       6/30/96     6/30/01  Stock    20,000  $2.25   20,000      D        --
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

Explanation of Responses:

+ The option vests and becomes exercisable as to 25,000 shares on February 23, 1998 and as to the remaining 25,000 shares on February 23, 1999 and expires five years after the relevant vesting date.

* Mr. Tronsrue was granted performance stock options to purchase 40,000 shares of Common Stock exercisable at a price of $2.25 per share through December 27, 2000, based upon the achievement of certain performance goals all of which are currently vested and exercisable.

** Mr. Tronsrue was granted performance stock options to purchase 20,000 shares of Common Stock at a price of $2.25 per share through January 1, 2001, based upon the achievement of certain performance goals all of which are currently vested and exercisable.

*** Mr. Tronsrue was granted performance stock options to purchase 20,000 shares of Common Stock at a price of $2.25 per share through 6/30/2001, based upon the achievement of certain performance goals all of which are currently vested and exercisable.


                                        /s/GEORGE TRONSRUE             10/23/96
                                        ------------------             --------
                                        **Signature of Reporting Person Date


>
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.